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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          EQUALNET COMMUNICATIONS CORP.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   294408 10 9
                                 (CUSIP Number)

                             Robert T. Molinet, Esq.
                         Smith, Gambrell & Russell, LLP
                        1230 Peachtree Street, Suite 3100
                           Atlanta, Georgia 30309-3592
                                 (404) 815-3798
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 1999
             (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.



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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.:  294408 10 9

(1) NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Darryl S. Laddin, as Trustee of the Unsecured Creditors' Trust of EqualNet Corporation

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [  ]
                                                                       (b) [  ]
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (See instructions)
         OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [  ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

  NUMBER OF                         (7)     SOLE VOTING POWER
   SHARES                                   3,000,000
BENEFICIALLY                        (8)     SHARED VOTING POWER
 OWNED BY                                   0
   EACH                             (9)     SOLE DISPOSITIVE POWER
 REPORTING                                  3,000,000
  PERSON                            (10)    SHARED DISPOSITIVE POWER
   WITH:                                    0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,000,000

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.5%

(14) TYPE OF REPORTING PERSON (See instructions) OO (individual, as trustee for unsecured creditors' trust)



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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of common stock, $.01 par value per share, of EqualNet Communications Corp., a Texas corporation (the "Common Stock"). The principal executive offices of EqualNet Communications Corp. ("ECC") are located at 1250 Wood Branch Park Drive, Houston, Texas 77079.

ITEM 2.  IDENTITY AND BACKGROUND.

         Darryl S. Laddin ("Mr. Laddin" or the "Trustee"), the Trustee of the Unsecured Creditors' Trust of EqualNet Corporation (the "Trust"), is a United States citizen whose present principal occupation is that of attorney. Mr. Laddin is a partner with the law firm of Smith, Gambrell & Russell, LLP, located at 1230 Peachtree Street, Suite 3100, Atlanta, Georgia 30309. Mr. Laddin has, within the previous five years, neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp. (the "Plan"), on May 28, 1999, the effective date of the Plan (the "Effective Date"), ECC made certain contributions, including 3,000,000 shares of the Common Stock, to the Trust created pursuant to the Plan. EqualNet Corporation, a Delaware corporation, is the wholly-owned subsidiary of ECC.

         Mr. Laddin, in his capacity as Trustee of the Trust, has sole investment and voting power with respect to the 3,000,000 shares of the Common Stock which ECC has contributed to the Trust pursuant to the Plan.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Trust has been created pursuant to the Plan to facilitate the payment of the claims of the general unsecured creditors of EqualNet Corporation. Each general unsecured creditor is entitled to a beneficial interest in the Trust which reflects the percentage which such creditor's claim bears to the total amount of general unsecured claims. The issuance of such beneficial interests is made in full satisfaction and discharge of any and all claims of the general unsecured creditors of EqualNet Corporation against EqualNet Corporation and ECC.

         On the Effective Date, ECC contributed $1,350,000 in cash and 3,000,000 shares of the Common Stock to the Trust. The Plan also provides that ECC will make additional contributions to the Trust of the Common Stock having a market value equal to five percent of the dollar amount of allowed unsecured claims which were not previously identified as undisputed on EqualNet Corporation's Schedules of Assets and Liabilities filed with the Bankruptcy Court in accordance with section 521(1) of the Bankruptcy Code. In addition, if the average closing price of the Common Stock for the 25 trading days immediately prior to the second anniversary of the Effective Date ("the

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Average Closing Price") is less than $1.00 per share, ECC shall contribute to the Trust that number of additional shares of the Common Stock the aggregate value of which, based on the Average Closing Price, is equal to the result obtained by multiplying 1,500,000 by the difference between $1.00 and the Average Closing Price.

         Pursuant to the Plan, the Trustee has the continuing responsibility to liquidate the assets of the Trust. The Plan provides that, unless authorized by ECC to sell additional shares, during each of the first four consecutive six month periods after the Effective Date, the Trustee is limited to selling 375,000 shares of the Common Stock held in the Trust. It is the intention of the Trustee to liquidate the assets of the Trust in a commercially reasonable manner consistent with the Plan for the benefit of the Trust beneficiaries.

         In addition to the power to liquidate the Trust assets, the Trustee will also have the power to direct the voting of the shares of the Common Stock held in the Trust on any matter submitted to the shareholders of ECC. The Plan also provides that the Trustee shall have the right to appoint one director to the Board of Directors of each of ECC and EqualNet Corporation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Trustee has sole voting and investment power with respect to 3,000,000 shares of the Common Stock, which, based on the sum of (i) 20,972,111 shares of the Common Stock outstanding as of May 24, 1999 as reported on ECC's Form 10-Q for the period ended March 31, 1999 and (ii) 3,000,000 shares of the Common Stock issued by EEC to the Trust, represents 12.5% of the issued and outstanding shares of EEC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Second Amended Joint Plan of Reorganization of EqualNet Corporation and EqualNet Communications Corp. will be filed by amendment as Exhibit A.





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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                               Date:   June 7, 1999


                                      /s/ Darryl S. Laddin
                               ------------------------------------------------
                               Darryl S. Laddin, as Trustee of the Unsecured Creditors' Trust of EqualNet Corporation